Exhibit 99

THE HILLMAN COMPANIES, INC. AND SUBSIDIARIES
RECONCILIATION OF ADJUSTED EBITDA (Unaudited)
(dollars in thousands)

EBITDA and Adjusted EBITDA are not measures made in accordance with U.S. generally accepted accounting principles (“GAAP”), and as such, should not be considered a measure of financial performance or condition, liquidity, or profitability. It should not be considered an alternative to GAAP-based net income or income from operations or operating cash flows. Further, because not all companies use identical calculations, amounts reflected by Hillman as EBITDA and Adjusted EBITDA may not be comparable to similarly titled measures of other companies. Adjusted EBITDA is included to satisfy a reporting obligation under our indenture. Adjusted EBITDA as presented herein does not include certain adjustments and pro forma run rate measures contemplated by our senior secured credit facilities and our indenture and may also include additional adjustments that were not applicable at the time of the offering of the senior notes governed by our indenture. Adjusted EBITDA is also one of the performance criteria for the Company's annual performance-based bonus plan. The reconciliation of Net Loss to Adjusted EBITDA is presented below.

	Thirteen Weeks Ended	Thirteen Weeks Ended
	March 31,	April 1,
	2018	2017
Net income (loss)	$(10,317)	$(6,684)
Income tax provision (benefit)	2,806	(5,750)
Interest expense, net	13,571	12,477
Interest expense on junior subordinated debentures	3,152	3,152
Investment income on trust common securities	(95)	(95)
Depreciation	8,942	8,718
Amortization	9,723	9,472
EBITDA	27,782	21,290

Stock compensation expense	487	598
Management fees	128	133
Acquisition and integration expense	94	—
Restructuring and other costs (1)	2,846	3,611
Anti-dumping duties	(4,128)	350
Mark-to-market adjustment on interest rate swaps	(1,057)	(459)
Adjusted EBITDA	$26,152	$25,523

1.
Includes restructuring and other costs associated with the implementation of a new pricing program, restructuring our network of facilities in Canada, and start up costs for the hub facility located on the U.S. West Coast.